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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

SUN MEDIA CORPORATION (Translation of registrant's name into English)
333 King Street East, Toronto, Ontario M5A 3X5 CANADA (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

Quarterly Report for the Period Ending
September 30, 2003 of
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Quarterly report for the period ending September 30, 2003 for Sun Media Corporation

SUN MEDIA CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2003

The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the third quarter of 2003 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2002. References to Canadian dollars, Cdn$ and $ are to be the currency of Canada, and references to U.S. dollar and US$ are to be the currency of the United States.

Sun Media Corporation ("Sun Media"), a subsidiary of Quebecor Media Inc. ("Quebecor Media"), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 19 daily newspapers, serving 8 of the top 11 urban markets in Canada. Sun Media also publishes 189 weekly newspapers and specialty publications across Canada.

RECENT DEVELOPMENTS

On November 3, 2003, Sun Media completed the acquisition of the newspaper operations of Annex Publishing & Printing Inc. for cash consideration of approximately $34.0 million, subject to certain purchase equation adjustments. The newspaper operations are located in southern Ontario and include two daily newspapers, one semi-weekly and six weekly publications, two shopping guides, as well as a commercial printing operation.

OPERATING RESULTS AND EBITDA

The comments and analysis in this report are based on Sun Media's primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to US GAAP are presented in note 9 of the attached financial statements). In its analysis of operating results, Sun Media defines EBITDA as earnings before depreciation and amortization, financial expenses, gain on debt redemption, income taxes, non-controlling interest, dividend income, and income from discontinued operations.

EBITDA as defined above is not a measure of results that is consistent with Canadian generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian generally accepted accounting principles. EBITDA is used by Sun Media because management believes it is a meaningful measure of performance. EBITDA is commonly used by the investment community to analyze and compare the performance of companies in the industry in which Sun Media is engaged. Sun Media's definition of EBITDA may not be identical to similarly titled measures by other companies. The following table provides the reconciliation of income from continuing operations to EBITDA under Canadian GAAP and US GAAP, and the reconciliation of EBITDA to cash provided by operating activities of continuing operations under Canadian GAAP and US GAAP, for the three months and nine months ended September 30, 2002 and 2003.

	Three Months Ended September 30,
	2002	2003	2002	2003
	Canadian GAAP		US GAAP
	(In thousands of Canadian dollars)
Net income	$72,419	$75,119	$40,068	$40,917
Discontinued operations	(307)	—	(307)	—
Depreciation and amortization	6,014	6,882	6,014	6,882
Financial expenses	8,203	11,159	56,308	61,138
Income taxes	10,110	10,527	(5,890)	(5,489)
Non-controlling interest	253	225	253	225
Dividend income	(49,863)	(53,497)	(49,863)	(53,497)

EBITDA as defined	46,829	50,415	46,583	50,176
Financial expenses	(8,203)	(11,159)	(56,308)	(61,138)
Current income taxes	(9,110)	(10,527)	4,884	11,095
Dividend income	49,863	53,497	49,863	53,497
Other items not involving cash	(94)	409	(274)	(1,610)
Change in non-cash operating working capital	59,113	96,073	13,760	7,161

Cash provided by operating activities of continuing operations	$138,398	$178,708	$58,508	$59,181

	Nine Months Ended September 30,
	2002	2003	2002	2003
	Canadian GAAP		US GAAP
	(In thousands of Canadian dollars)
Net income	$223,002	$254,488	$129,935	$135,906
Discontinued operations	(1,538)	(3,483)	(1,538)	(3,483)
Depreciation and amortization	18,356	19,935	18,356	19,935
Financial expenses	25,750	32,703	169,703	211,987
Gain on debt redemption	—	(7,463)	—	(7,583)
Income taxes	37,374	37,223	(14,249)	(24,075)
Non-controlling interest	799	772	799	772
Dividend income	(149,589)	(175,038)	(149,589)	(175,038)

EBITDA as defined	154,154	159,137	153,417	158,421
Financial expenses	(25,750)	(32,703)	(169,703)	(211,987)
Gain on debt redemption	—	7,463	—	7,583
Current income taxes	(33,624)	(38,786)	16,236	13,184
Dividend income	149,589	175,038	149,589	175,038
Other items not involving cash	402	4,226	(1,046)	13,253
Change in non-cash operating working capital	88,934	96,429	(11,851)	(7,689)

Cash provided by operating activities of continuing operations	$333,705	$370,804	$136,642	$147,803

SUN MEDIA CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2003

Three Months Ended September 30, 2003 compared to the Three Months Ended September 30, 2002

        Consolidated revenues for the three months ended September 30, 2003 were $199.5 million, compared to $195.0 million for the three months ended September 30, 2002, an increase of $4.5 million or 2.3%.

        Advertising revenues were $137.1 million for the three months ended September 30, 2003, an increase of $3.6 million, or 2.7%, from $133.5 million for the three months ended September 30, 2002. Advertising revenues were strong in most operations. Higher advertising rates explained the increase in revenues, while advertising linage decreased marginally.

        Circulation revenues for the three months ended September 30, 2003 decreased over the three months ended September 30, 2002 by $0.4 million, or 0.9%, from $40.9 million to $40.5 million. The urban newspapers experienced a decline in circulation revenues as a result of lower newspaper prices, while circulation revenues in the community newspapers remained relatively flat year over year. Average circulation was soft in several markets, but was fairly strong in the Quebec and London markets.

        Commercial printing and other revenues were $21.9 million for the three months ended September 30, 2003, an increase of $1.3 million, or 6.5%, compared to the three months ended September 30, 2002. Increased flyer distribution revenue in the third quarter of 2003 accounted for the majority of the increase over 2002.

        Wages and employee benefit expenses increased $2.7 million, or 3.6%, from $74.4 million to $77.1 million, during the three months ended September 30, 2003, compared to the three months ended September 30, 2002. The increase in wages and employee benefit expenses was the result of normal wage increases, higher pension and benefit costs, and stock compensation expense of $0.6 million in the third quarter of 2003.

        Newsprint expenses of $24.4 million for the three months ended September 30, 2003 were $0.3 million, or 1.3% higher than the three months ended September 30, 2002. The increase was mainly due to higher newsprint volumes, as a result of new products and the transfer of third party printing to Sun Media presses.

        Other operating expenses were $47.6 million for the three months ended September 30, 2003, a decrease of $2.1 million, or 4.2%, over the three months ended September 30, 2002. The decrease in other operating expenses resulted from strong cost containment measures, as well as the timing of certain expenditures in 2003 compared to 2002.

        EBITDA for the three months ended September 30, 2003 of $50.4 million was $3.6 million, or 7.7%, higher than EBITDA for the three months ended September 30, 2002 of $46.8 million. The improvement in EBITDA is explained by the increase in revenues of 2.3%, and savings in other expenses of 4.2%, partially offset by increases in payroll expenses and newsprint costs.

        EBITDA margin represents EBITDA as a percentage of revenues. Sun Media's EBITDA margin for the three months ended September 30, 2003 was 25.3%, compared to 24.0% for the three months ended September 30, 2002.

        Depreciation and amortization expenses of $6.9 million in the three months ended September 30, 2003 were $0.9 million higher than in the three months ended September 30, 2002.

        Financial expenses for the three months ended September 30, 2003 were $11.2 million, compared to $8.2 million for the three months ended September 30, 2002. This increase of $3.0 million, or 36.0% was due primarily to higher debt as a result of the refinancing completed in the first quarter of 2003.

        Sun Media earned dividend income of $53.5 million on its investment in Quebecor Media preferred shares during the three months ended September 30, 2003, compared to $49.9 million during the three months ended September 30, 2002. This increase in dividend income was due to the greater average investment balance in the Quebecor Media preferred shares in 2003 compared to 2002. As of September 30, 2003, Sun Media had a receivable of $41.4 million from Quebecor Media, representing the cumulative declared, but unpaid, dividend on these shares.

        The provision for income taxes was $10.5 million in the three months ended September 30, 2003, compared to $10.1 million in the three months ended September 30, 2002.

        Net income for the three months ended September 30, 2003, was $75.1 million, compared to $72.4 million for the same period in 2002, an increase of $2.7 million or 3.7%.

Nine Months Ended September 30, 2003 compared to the Nine Months Ended September 30, 2002

        Consolidated revenues for the nine months ended September 30, 2003 were $620.7 million, compared to $608.5 million for the nine months ended September 30, 2002, an increase of $12.2 million or 2.0%.

        Advertising revenues were $429.3 million for the nine months ended September 30, 2003, an increase of $14.2 million, or 3.4%, from $415.1 million for the nine months ended September 30, 2002. Virtually all operations experienced growth in advertising revenues due primarily to higher advertising rates.

        Circulation revenues for the nine months ended September 30, 2003 decreased over the nine months ended September 30, 2002 by $2.5 million, or 1.9%, from $126.2 million to $123.7 million. The decrease in circulation revenues was entirely in the urban newspapers as a result of lower newspaper prices and lower average circulation in several markets.

        Commercial printing and other revenues were $67.7 million for the nine months ended September 30, 2003, an increase of $0.5 million, when compared to the nine months ended September 30, 2002. The increase was largely the result of higher distribution revenues.

        Wages and employee benefit expenses increased $6.0 million, or 2.6%, during the nine months ended September 30, 2003, compared to the nine months ended September 30, 2002, from $230.3 million to $236.3 million. This increase in wages and employee benefit expenses was largely the result of normal wage increases, higher pension and benefit costs, and stock compensation expense of $1.3 million during that period.

        Newsprint expenses of $74.7 million for the nine months ended September 30, 2003 represented a $0.5 million, or 0.7% increase, from the nine months ended September 30, 2002. Higher printing volumes due to new products and the transfer of third party printing to Sun Media presses resulted in the increased newsprint expenses.

        Other operating expenses were $150.6 million for the nine months ended September 30, 2003, an increase of $0.8 million, or 0.5%, over the nine months ended September 30, 2002. Distribution costs explained a large portion of the increase, while new products and supplements also resulted in increased operating expenses.

        EBITDA for the nine months ended September 30, 2003 of $159.1 million was $4.9 million, or 3.2%, higher than EBITDA for the nine months ended September 30, 2002 of $154.2 million. The increase in revenues was offset by increases in payroll expenses, newsprint expenses, costs relating to distribution operations, and expenses relating to new products and supplements.

        Sun Media's EBITDA margin for the nine months ended September 30, 2003 was 25.6%, compared to 25.3% for the nine months ended September 30, 2002.

        Depreciation and amortization expenses in the nine months ended September 30, 2003 were $19.9 million, compared to $18.4 million in the nine months ended September 30, 2002.

        In the nine months ended September 30, 2003, a net gain of $7.5 million, or $5.9 million after taxes, was recorded on the redemption of Sun Media's senior subordinated notes, the repayment of its old senior credit facility and the payment of related accrued interest. The net gain is comprised of a gain on the unwinding of the hedging contracts, offset by a redemption premium, a foreign exchange loss on the redemption of Sun Media's senior subordinated notes, and the write-off of the related deferred financing costs.

        Financial expenses for the nine months ended September 30, 2003 were $32.7 million, compared to $25.8 million for the nine months ended September 30, 2002. This increase of $6.9 million, or 27.0%, was due primarily to higher debt as a result of the refinancing completed in the first quarter of 2003.

        Sun Media earned dividend income of $175.0 million on its investment in Quebecor Media preferred shares during the nine months ended September 30, 2003, compared to $149.6 million during the nine months ended September 30, 2002. This increase in dividend income was due to the greater average investment balance in the Quebecor Media preferred shares in 2003 compared to 2002.

        The provision for income taxes was $37.2 million in the nine months ended September 30, 2003, compared to $37.4 million in the nine months ended September 30, 2002. The effective tax rate, excluding the dividend income, decreased to 32.7% in the nine months ended September 30, 2003, from 34.0% in the nine months ended September 30, 2002, due mainly to non-taxable components of the unusual gain on debt redemption, and lower statutory tax rates.

        Income from discontinued operations for the nine months ended September 30, 2003 was $3.5 million, including the after-tax gains on the disposal of assets in Florida and British Columbia of $3.0 million. This compares to income from discontinued operations of $1.5 million for the nine months ended September 30, 2002.

        Net income for the nine months ended September 30, 2003 was $254.5 million, an increase of $31.5 million or 14.1%, compared to the net income of $223.0 million for the nine months ended September 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

        Cash from continuing operations for the three months ended September 30, 2003 of $178.7 million was $40.3 million more than for the three months ended September 30, 2002 of $138.4 million, an increase of 29.1%. Sun Media received cash of $123.0 million during the three months ended September 30, 2003 (2002 — $82.2 million) relating to dividend income from its investment in Quebecor Media preferred shares. Excluding these dividends, cash provided from operations decreased $0.5 million, or 0.8%, in the nine months ended September 30, 2003, compared to the nine months ended September 30, 2002.

        In the first nine months of 2003, cash from continuing operations was $370.8 million, compared to $333.7 million in the same period of 2002. Sun Media received cash of $229.4 million (2002 — $202.7 million) during the nine months ended September 30, 2003 relating to dividend income from its investment in Quebecor Media preferred shares. Excluding these dividends and the cash portion of the 2003 gain on debt redemption, cash provided from operations increased $0.2 million, or 0.1%, in the nine months ended September 30, 2003, compared to the nine months ended September 30, 2002.

Financing Activities

        Interest payments of $119.5 million (2002 — $79.9 million) were made in the three months ended September 30, 2003, relating to Sun Media's convertible obligations to its parent, Quebecor Media. Interest payments of $223.0 million (2002 — $197.1 million) were made in the nine months ended September 30, 2003.

        On July 31, 2003, Sun Media divested $360.0 million of its investment in Cumulative First Preferred Series A Shares of its parent, Quebecor Media, with the proceeds being used on July 31, 2003 to redeem $360.0 million of its $1.95 billion in convertible obligations held by Quebecor Media.

        On February 7, 2003, Sun Media sold US$205.0 million (or Cdn$312.2 million) of its Initial Notes (note 4). Concurrently with the completion of the private placement offering of the Initial Notes, Sun Media entered into a new senior secured credit facility consisting of a $75.0 million revolving facility and a US$230.0 million (or Cdn$349.0 million) term loan B. Sun Media used the net proceeds from the issuance of the Initial Notes and borrowings under the new credit facility totaling $655.8 million (after the bond discount of $5.4 million), as well as additional cash then available to repay borrowings under the old credit facility of $301.5 million, redeem on March 10, 2003 two series of senior subordinated notes with a then outstanding aggregate principal amount of $205.7 million, and pay financing fees on the transaction of $11.0 million. Sun Media also used the net proceeds to declare and pay to Quebecor Media, its parent company, a dividend in an aggregate amount of $260.0 million.

        Sun Media made net debt repayments of $0.9 million in the third quarter of 2003, resulting in total net repayments of $12.9 million in the nine months ended September 30, 2003.

        In the third quarter of 2003, Sun Media paid dividends of $59.4 million to Quebecor Media, resulting in dividends for the nine months ended September 30, 2003 of $98.4 million.

Investing Activities

        Total cash proceeds on the disposal of the Florida and British Columbia assets in May 2003 (note 3) were $22.4 million.

        Capital expenditures were $2.5 million in the three months ended September 30, 2003, compared to $4.2 million in the three months ended September 30, 2002. Total capital expenditures for the nine months ended September 30, 2003 were $6.8 million compared to $6.3 million for the same period in 2002. Several capital investments have been made in 2003 relating to new technology such as new colour units for the press in Montreal, a new billing system in Toronto, and digital cameras in various locations.

Financial Position

        As at September 30, 2003, Sun Media had cash and cash equivalents of $52.8 million. As at September 30, 2003, the total long-term debt, including the current portion, was $571.6 million. This represents an increase in debt of $2.1 million from the June 30, 2003 balance of $569.5 million. The increase was due to fluctuations in the value of the Canadian dollar in the third quarter of 2003, which resulted in an increase in the Canadian dollar carrying value of the US$ debt of $3.0 million. The increase in the carrying value of the debt was offset completely by the decrease in the value of the financial instruments used to hedge the debt recorded in other liabilities (note 7). Sun Media also made a repayment of $0.9 million of its term loan B in the three months ended September 30, 2003.

        Sun Media believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital expenditures, interest payments and scheduled debt repayments. Sun Media expects, to the extent permitted by the terms of its indebtedness and applicable law, to continue to pay significant dividends to Quebecor Media in the future.

FORWARD-LOOKING STATEMENTS

        Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Sun Media's products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENT OF INCOME
(Unaudited)
(Thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2002	September 30, 2003	September 30, 2002	September 30, 2003
	(restated - note 2(i))		(restated - note 2(i))
REVENUES	$195,018	$199,542	$608,450	$620,746
OPERATING EXPENSES
Wages and employee benefits	74,425	77,133	230,279	236,291
Newsprint	24,082	24,396	74,164	74,710
Other operating expenses	49,682	47,598	149,853	150,608

	148,189	149,127	454,296	461,609
OPERATING INCOME BEFORE THE UNDERNOTED	46,829	50,415	154,154	159,137
Depreciation and amortization	(6,014)	(6,882)	(18,356)	(19,935)
Financial expenses	(8,203)	(11,159)	(25,750)	(32,703)
Gain on debt redemption (note 4)	—	—	—	7,463
Dividend income (note 5)	49,863	53,497	149,589	175,038

	35,646	35,456	105,483	129,863
INCOME BEFORE INCOME TAXES & NON-CONTROLLING INTEREST	82,475	85,871	259,637	289,000
Income taxes	(10,110)	(10,527)	(37,374)	(37,223)
Non-controlling interest	(253)	(225)	(799)	(772)

INCOME FROM CONTINUING OPERATIONS	72,112	75,119	221,464	251,005
Discontinued operations (note 3)	307	—	1,538	3,483

NET INCOME	$72,419	$75,119	$223,002	$254,488

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
(Unaudited)
(Thousands of Canadian dollars)

	Convertible Obligation (Note 5)	Capital Stock	Retained Earnings	Currency Translation Adjustment	Total Shareholder's Equity
BALANCE — DECEMBER 31, 2001	$1,692,673	$301,801	$144,442	$277	$2,139,193
Net income	—	—	223,002	—	223,002
Dividends on capital stock	—	—	(70,945)	—	(70,945)
Currency translation	—	—	—	(53)	(53)
Interest on convertible obligations (note 5)	145,401	—	(93,541)	—	51,860
Payment of interest on convertible obligations (note 5)	(197,063)	—	—	—	(197,063)
Adjustment on related party transaction	—	—	(230)	—	(230)

BALANCE — SEPTEMBER 30, 2002	$1,641,011	$301,801	$202,728	$224	$2,145,764

BALANCE — DECEMBER 31, 2002	$2,043,089	$301,801	$254,008	$182	$2,599,080
Net income	—	—	254,488	—	254,488
Dividends on capital stock	—	—	(98,410)	—	(98,410)
Dividend paid to parent on refinancing (note 4)	—	—	(260,000)	—	(260,000)
Currency translation	—	—	—	(182)	(182)
Interest on convertible obligations (note 5)	170,137	—	(112,166)	—	57,971
Payment of interest on convertible obligations (note 5)	(223,001)	—	—	—	(223,001)
Redemption of convertible obligations (note 5)	(360,000)	—	—	—	(360,000)

BALANCE — SEPTEMBER 30, 2003	$1,630,225	$301,801	$37,920	$—	$1,969,946

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(Thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2002	September 30, 2003	September 30, 2002	September 30, 2003
	(restated — note 2(i))		(restated — note 2(i))
Cash provided by (used for):
CONTINUING OPERATIONS
Net income	$72,112	$75,119	$221,464	$251,005
Items not involving cash:
Depreciation of fixed assets	5,976	6,882	18,238	19,910
Amortization of deferred charges	38	—	118	25
Future income taxes	1,000	—	3,750	(1,563)
Non-controlling interest	253	225	799	772
Other	(94)	409	402	4,226

	79,285	82,635	244,771	274,375
Changes in non-cash operating working capital	59,113	96,073	88,934	96,429

Cash provided by operating activities of continuing operations	138,398	178,708	333,705	370,804
FINANCING
Interest paid on convertible obligations (note 5)	(79,890)	(119,527)	(197,063)	(223,001)
Redemption of convertible obligations (note 5)	—	(360,000)	—	(360,000)
Proceeds on refinancing (net of deferred bond discount) (note 4)	—	—	—	655,829
Repayment of senior subordinated notes and senior credit facility (note 4)	—	—	—	(507,160)
Payment of financing fees (note 4)	—	—	(68)	(11,000)
Increase in long-term debt	467	—	1,838	958
Repayment of long-term debt	—	(873)	(37,738)	(13,885)
Dividend paid to parent on refinancing (note 4)	—	—	—	(260,000)
Dividends on capital stock	—	(59,393)	(70,945)	(98,410)
Other	(425)	(350)	(793)	(868)

Cash used in financing activities of continuing operations	(79,848)	(540,143)	(304,769)	(817,537)
INVESTMENTS
Decrease in short-term investments	—	(1,542)	—	72,877
Investments	—	—	(756)	—
Dispositions (note 3)	—	—	925	22,359
Additions to fixed assets	(4,207)	(2,506)	(6,279)	(6,783)
Proceeds from disposal of assets	739	2	1,374	58
Disposition of QMI Preferred Shares	—	360,000	—	360,000

Cash provided by (used in) investing activities of continuing operations	(3,468)	355,954	(4,736)	448,511
INCREASE (DECREASE) IN CASH	55,083	(5,481)	24,200	1,778
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATIONS (NOTE 3)	(435)	—	573	(46)
CASH & CASH EQUIVALENTS — BEGINNING OF PERIOD	9,294	58,259	39,168	51,046

CASH & CASH EQUIVALENTS — END OF PERIOD	$63,941	$52,778	$63,941	$52,778

SUPPLEMENTAL INFORMATION
Changes in non-cash operating working capital:
Accounts receivable	$5,112	$4,776	$8,557	$8,489
Change in receivable from Quebecor Media Inc. relating to dividend income (note 5)	32,328	69,472	53,150	54,387
Inventories	(980)	(2,649)	568	(2,364)
Accounts payable	(1,099)	(727)	(9,743)	(9,536)
Accrued liabilities	6,438	(6,812)	(2,238)	(5,752)
Tax benefit of interest on convertible obligations (note 5)	15,994	16,622	51,860	57,971
Other	1,320	15,391	(13,220)	(6,766)

	$59,113	$96,073	$88,934	$96,429

Cash interest payments	$6,837	$18,451	$24,838	$32,981
Cash interest receipts	$199	$1,194	$693	$2,578
Cash tax payments	$1,296	$1,465	$4,698	$7,034
Cash tax receipts	$5,499	$20,751	$6,811	$22,881

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEET
(Thousands of Canadian dollars)

	December 31, 2002	September 30, 2003
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash & cash equivalents	$51,046	$52,778
Short-term investments	74,419	1,542
Accounts receivable, net of allowance for doubtful accounts (December 31, 2002 — $3,918; September 30, 2003 — $4,264)	117,041	108,552
Dividend income receivable from Quebecor Media Inc. (note 5)	95,771	41,384
Income and other taxes	16,192	13,090
Inventories	10,500	12,864
Prepaid expenses	4,000	5,453
Future income taxes	3,031	2,669

TOTAL CURRENT ASSETS	372,000	238,332
FIXED ASSETS	208,430	189,026
INVESTMENT IN QUEBECOR MEDIA INC. (note 5)	1,950,000	1,590,000
GOODWILL	751,317	743,727
OTHER ASSETS	54,145	45,508

TOTAL ASSETS	$3,335,892	$2,806,593

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$29,819	$20,283
Accrued liabilities	88,477	82,725
Income and other taxes	—	—
Deferred subscription revenue	16,442	16,676
Current portion of long-term debt	60,000	3,112

TOTAL CURRENT LIABILITIES	194,738	122,796
LONG-TERM DEBT (note 4)	455,147	568,469
FUTURE INCOME TAXES	45,984	35,039
OTHER LIABILITIES	39,105	108,601
NON-CONTROLLING INTEREST	1,838	1,742

TOTAL LIABILITIES	736,812	836,647
SHAREHOLDER'S EQUITY
Convertible obligation (note 5)	2,043,089	1,630,225
Capital stock	301,801	301,801
— Authorized: 10,000,000,000 Voting Class A common shares, nil par value
10,000,000,000 Non-voting, redeemable Class B preferred shares, nil par value
10,000,000,000 Class C preferred shares issuable in series, nil par value
— Issued and outstanding at December 31, 2002 and September 30, 2003: 1,261,000 Voting Class A common shares
Retained earnings	254,008	37,920
Translation adjustment	182	—

TOTAL SHAREHOLDER'S EQUITY	2,599,080	1,969,946

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,335,892	$2,806,593

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(In thousands of dollars except for share information)

NATURE OF BUSINESS

The primary operation of Sun Media Corporation ("Sun Media") is newspaper publishing. Sun Media publishes large urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in newspaper and magazine distribution business. In addition, Sun Media provides a range of commercial printing and other related services to third parties through its national network of production and printing facilities.

1.    BASIS OF PRESENTATION

The unaudited consolidated financial statements in this report have been prepared in conformity with generally accepted accounting principles in Canada and should be read in connection with Sun Media's annual audited consolidated financial statements and notes thereto. The interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media's business. References to Canadian dollar, Cdn$ and $ are to be the currency of Canada, and references to U.S. dollar and US$ are to be the currency of the United States.

2.    NEW ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accountants ("CICA") recently adopted the following new standards.

(i)    Disposal of Long-lived Assets and Discontinued Operations

In December 2002, the CICA issued the revised Section 3475, Disposal of Long-lived Assets and Discontinued Operations, of the CICA Handbook. Section 3475 provides specific criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be accounted for at the lower of their carrying amounts or fair value, less selling costs. Section 3475 also broadens the scope of businesses that qualify for reporting by including as discontinued operations any disposals of a component of an entity for which operating results and cash flows can be clearly distinguished from the rest of the company, and changes the timing of loss recognition on these operations.

The revised standards in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003, however, early application is permitted. Sun Media adopted these standards as of January 1, 2003. Therefore, the results from the Florida and British Columbia operations for the three months and nine months ended September 30, 2002 and 2003, and the related gains on disposal have been disclosed separately as discontinued operations in the consolidated statements of income and cash flows (note 3).

(ii)    Guarantees

Effective January 1, 2003, Sun Media adopted the new CICA Accounting Guideline AcG-14, Guarantees, which requires certain disclosures of obligations under guarantees.

Operating Leases

Sun Media has guaranteed a portion of the residual values of certain leased assets under operating leases with expiry dates between 2003 and 2007, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the expected fair value as estimated at the inception of the lease, then Sun Media must, under certain conditions, compensate the lessor for a portion of the shortfall. As at September 30, 2003, the maximum exposure to Sun Media in respect of these guarantees was $2,244. Sun Media has not recorded a liability associated with these guarantees, as it is unable to estimate potential payments pertaining to the guarantees of these leases. Historically, payments of this nature have not been significant.

Business and Asset Disposals

In connection with certain dispositions of businesses and/or assets, Sun Media may provide customary representations and warranties whose terms range in duration and may not be explicitly defined. In addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, Sun Media may agree to indemnify against claims from its past conduct of the business. Sun Media is unable to estimate the maximum potential liability for these indemnifications due to the uncertain nature of these agreements. Accordingly, amounts are generally not accrued in the consolidated financial statements with respect to these indemnification agreements unless Sun Media expects to make payments pertaining to these guarantees.

Notes

Under the terms of its Notes (note 4), Sun Media has agreed to indemnify its lenders against changes in withholding tax laws which would reduce the amount of proceeds receivable by the noteholder per the terms of the Notes. These indemnifications extend for the term of the Notes and do not provide any limit on the maximum potential liability. Any amounts payable under the indemnity would increase the future effective cost of borrowing.

Due to the nature of the indemnification agreement, Sun Media is unable to estimate the maximum potential liability it could be required to pay to noteholders. Accordingly, no amount has been accrued in the consolidated financial statements with respect to the agreement.

Other Indemnification Agreements

In the normal course of its operations, Sun Media provides indemnification agreements to counterparties in transactions such as purchase contracts, service agreements, leasing transactions and licensing agreements. These indemnification agreements require Sun Media to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents Sun Media from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, Sun Media has not made any significant payments under such indemnification.

3.    DISCONTINUED OPERATIONS

On May 5 and 8, 2003, Sun Media completed the sales of its operating assets in Florida and British Columbia, respectively. The total cash consideration on these sales was $22,359, resulting in a gain on disposal of $5,807, or $2,985 after taxes. The Florida operations included seven weekly publications as well as a commercial printing operation, while the British Columbia operations included six weekly publications and a commercial printing plant.

For the three months ended September 30, 2002, total revenues for the discontinued operations were $5,145, income before income taxes was $442 and net income was $307. For the nine months ended September 30, 2003, revenues for discontinued operations were $7,376 (2002 — $16,598), income before income taxes was $694 (2002 — $2,088), and net income was $498 (2002 — $1,538).

The following table details the carrying amounts of the net assets disposed by major class of asset and liability.

Non-cash working capital	$2,709
Fixed Assets	5,571
Goodwill	7,590
Other	682

$16,552

4.    REFINANCING OF LONG-TERM DEBT

On February 7, 2003, Sun Media sold US$205,000 (or Cdn$312,154) of its 7 5/8% Senior Notes due 2013 (the "Initial Notes"). On May 30, 2003, Sun Media completed its offer to exchange (the "Exchange Offer") US$205,000 principal amount of its Initial Notes for an equal principal amount of new notes (the "Notes") registered under the Securities Act of 1933, as amended. The Notes are unsecured and are due February 15, 2013. Interest is payable semi-annually at 7 5/8% in arrears on February 15 and August 15 of each year, beginning on August 15, 2003.

Concurrently with the completion of the private placement offering of the Initial Notes, Sun Media entered into a new senior secured credit facility consisting of a $75,000 revolving facility and a US$230,000 (or Cdn$349,025) term loan B credit facility. Sun Media used the net proceeds from the issuance of the Initial Notes and borrowings under the new credit facility totaling $655,829 (after the bond discount of $5,350), as well as additional cash then available to repay borrowings under the old credit facility of $301,473, redeem on March 10, 2003 two series of senior subordinated notes then outstanding for an aggregate principal amount of $205,687, and pay financing fees on the transaction of $11,000. Sun Media also used the net proceeds to declare and pay to Quebecor Media Inc. ("QMI"), its parent company, a dividend in an aggregate amount of $260,000.

As a result of the refinancing, Sun Media recorded a net gain of $7,463, or $5,914 after taxes, related to the redemption of Sun Media's senior subordinated notes, the repayment of its old credit facility, and the payment of the related accrued interest. The net gain is comprised of a gain on the unwinding of hedging contracts, offset by a redemption premium, a foreign exchange loss on redemption of Sun Media's senior subordinated notes and the write-off of the related deferred financing costs.

5.    CONVERTIBLE OBLIGATIONS AND INVESTMENT IN QUEBECOR MEDIA INC.

On July 9, 2001, and November 28, 2002, Sun Media issued convertible obligations for $1,600,000 and $350,000 respectively, to its parent, QMI. The convertible obligations are due July 14, 2007 and November 28, 2008, respectively, each carrying an interest rate of 12.15% per year, payable semi-annually. On July 31, 2003, Sun Media redeemed $360,000 of its convertible obligations, using the proceeds on the disposal of a portion of its investment in cumulative First Preferred Shares of QMI, which had a carrying value of $360,000.

In the three month period ended September 30, 2003, the interest expense on the convertible obligations amounted to $35,377 (2002 — $32,473), net of income taxes of $16,621 (2002 — $15,944). The total interest paid on the convertible obligations for the three months ended September 30, 2003 was $119,527 (2002 — $79,890). In the nine month period ended September 30, 2003, the interest expense on the convertible obligations amounted to $112,166 (2002 — $93,541), net of income taxes of $57,971 (2002 — $51,860). The total interest paid on the convertible obligations for the nine months ended September 30, 2003 was $223,001 (2002 — $197,063). As at September 30, 2003 the unpaid distribution on the convertible obligations was $40,225 (December 2002 — $93,089).

The original proceeds on the convertible obligations were invested into $1,950,000 Cumulative First Preferred Shares of QMI, which carry fixed cumulative preferential dividends at a rate of 12.50% per year, payable semi-annually. On July 31, 2003, $360,000 was divested of the cumulative First Preferred shares of QMI, resulting in an outstanding investment balance of $1,590,000 as at September 30, 2003. The investment was sold at its carrying value, and therefore no gains or losses resulted.

During the three months ended September 30, 2003, dividends of $53,497 (2002 — $49,863) were declared on the Cumulative First Preferred Shares owned by Sun Media. Sun Media received payments of dividend income of $122,969 (2002 — $82,192) from QMI during the three months ended September 30, 2003. During the nine months ended September 30, 2003, dividends of $175,038 (2002- $149,589) were declared on these shares. Sun Media received payments of dividend income of $229,425 (2002 — $202,740) from QMI during the nine months ended September 30, 2003. The unpaid dividend receivable from QMI was $41,384 (December 2002 — $95,771) as at September 30, 2003.

6.    SHARE PURCHASE PLANS

In fiscal 2002, QMI established a stock option plan (the "QMI Plan") for directors, executive officers and key employees of QMI and its subsidiaries. During the three months ended September 30, 2003, 2,122,200 stock options were issued to eligible employees of Sun Media, while 3,051,900 stock options were cancelled upon the retirement of a senior employee. As at September 30, 2003, none of the total outstanding options of 47,829,000 relating to the QMI Plan have vested.

During the three months ended September 30, 2003, stock compensation expense of $567 (2002 — $nil) was recorded by Sun Media for options issued to its employees under the QMI plan. The total stock compensation expense recorded in wages and employee benefits expense in the nine months ended September 30, 2003 was $1,307 (2002 — $nil).

7.    FINANCIAL INSTRUMENTS

On February 7, 2003, Sun Media entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of the Notes (note 4). These contracts have the effect of converting Sun Media's obligation to make a principal payment on maturity of the Notes from US$205,000 to Cdn$312,154.

Sun Media also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to (i) the interest on the Notes and (ii) the principal and interest on the portion of the credit facilities denominated in a foreign currency. The effect of these agreements is to convert Sun Media's obligation to service interest and principal payments on the debt from U.S. dollars to Canadian dollars, as follows:

Cross-currency interest rate swaps:

As at September 30, 2003

	Period covered	Annual interest rate on US$ amount	Notional amount		Exchange rate on interest and principal payments (Cdn$ per US$1.00)	Cdn$ equivalent of notional amount	Annual effective interest rate on Cdn$ equivalent
Notes	2003 - 2008	7.625%	US$	155,000	1.5227	$236,019	8.17%
Notes	2008 - 2013	7.625%	US$	155,000	1.5227	$236,019	Bankers' acceptances 3 months +3.696%
Notes	2003 - 2013	7.625%	US$	50,000	1.5227	$76,135	Bankers' acceptances 3 months +3.696%
Term loan B credit facility	2003 - 2009	LIBOR +2.50%	US$	220,850	1.5175	$335,140	Bankers' acceptances 3 months +2.905%

8.    SEGMENTED INFORMATION

Management has reviewed the requirements of CICA Handbook 1701, Segment Disclosures, and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

9.    MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media's consolidated financial statements, including disclosures that are required under GAAP in the United States.

Consolidated Statement of Income

	Three months ended
	September 30, 2002	September 30, 2003
Net income for the year per Canadian GAAP	$72,419	$75,119
Adjustments:
Pension and post-retirement benefits (i)	(246)	(239)
Derivative financial instruments (iii)	362	2,020
Interest on convertible obligation (iv)	(48,467)	(51,999)
Income taxes on US adjustments	16,000	16,016

Net income for the year per US GAAP	$40,068	$40,917

Net income is comprised of:
Income from continuing operations	39,761	40,917
Income from discontinued operations	307	—

	$40,068	$40,917

Consolidated Statement of Comprehensive Income (v)

	Three months ended
	September 30, 2002	September 30, 2003
Comprehensive income:
Net income as adjusted per US GAAP	$40,068	$40,917
Derivative financial instruments (iii)	8,507	623
Foreign currency translation adjustment	329	—
Income taxes on comprehensive income	(1,872)	(212)

Comprehensive income per US GAAP (v)	$47,032	$41,328

	Nine months ended
Consolidated Statement of Income	September 30, 2002	September 30, 2003
Net income for the year per Canadian GAAP	$223,002	$254,488
Adjustments:
Pension and post-retirement benefits (i)	(737)	(716)
Derivative financial instruments (iii)	1,448	(9,027)
Interest on convertible obligation (iv)	(145,401)	(170,137)
Income taxes on US adjustments	51,623	61,298

Net income for the year per US GAAP
	$129,935	$135,906

Net income is comprised of:
Income from continuing operations	128,397	132,423
Income from discontinued operations	1,538	3,483

	$129,935	$135,906

	Nine months ended
Consolidated Statement of Comprehensive Income (v)	September 30, 2002	September 30, 2003
Comprehensive income:
Net income as adjusted per US GAAP	$129,935	$135,906
Derivative financial instruments (iii)	12,593	(17,408)
Foreign currency translation adjustment	(53)	(182)
Income taxes on comprehensive income	(2,771)	4,106

Comprehensive income per US GAAP (v)	$139,704	$122,422

Accumulated other comprehensive income:	September 30, 2002	September 30, 2003
Pension and post-retirement benefits (i)	$—	$(6,189)
Derivative financial instruments (iii)	15,822	(2,304)
Foreign currency translation adjustment	306	—
Income taxes on comprehensive income	(3,481)	2,949

Other comprehensive income per US GAAP	$12,647	$(5,544)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of dollars except for share information)

Consolidated Shareholder's Equity

	December 31, 2002	September 30, 2003
Shareholder's Equity per Canadian GAAP	$2,599,080	$1,969,946
Cumulative Adjustments:
Pension and post-retirement benefits (i)	(6,852)	(7,568)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative instruments (iii)	14,984	(11,451)
Convertible obligation (iv)	(2,043,089)	(1,630,225)
Income taxes on US adjustments	1,311	8,744

Shareholder's Equity per US GAAP	$558,453	$322,465

Consolidated Balance Sheet

	December 31, 2002		September 30, 2003
	CDN GAAP	US GAAP	CDN GAAP	US GAAP
Current assets	$372,000	$372,000	$238,332	$238,332
Goodwill	751,317	746,653	743,727	739,061
Other assets	54,145	108,305	45,508	42,880
Accounts payable and accrued liabilities	118,296	118,296	103,008	103,008
Future income taxes	45,984	46,990	35,039	28,612
Long-term debt	515,147	2,599,871	571,581	2,191,637
Other liabilities	39,105	43,496	108,601	135,160
Shareholder's equity	2,599,080	558,453	1,969,946	322,465

Consolidated Statement of Cash Flows

        The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP.

	Three months ended
	September 30, 2002	September 30, 2003
Cash provided by operating activities per Canadian GAAP	$138,398	$178,708
Interest paid on convertible obligation (iv)	(79,890)	(119,527)

Cash provided by operating activities per US GAAP	$58,508	$59,181

Cash provided by (used in) financing activities per Canadian GAAP	(79,848)	(540,143)
Interest paid on convertible obligation (iv)	79,890	119,527

Cash provided by (used in) financing activities per US GAAP	$42	$(420,616)

	Nine months ended
	September 30, 2002	September 30, 2003
Cash provided by operating activities per Canadian GAAP	$333,705	$370,804
Interest paid on convertible obligation (iv)	(197,063)	(223,001)

Cash provided by operating activities per US GAAP	$136,642	$147,803

Cash provided by (used in) financing activities per Canadian GAAP	(304,769)	(817,537)
Interest paid on convertible obligation (iv)	197,063	223,001

Cash provided by (used in) financing activities per US GAAP	$(107,706)	$(594,536)

(i)    Pension and Post-Retirement Benefits

The accounting requirements for pension and post-retirement benefits under Canadian and US GAAP are similar in most respects. However, because the new Canadian Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP will be different from US GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under US GAAP. These gains or losses will be amortized over the estimated average remaining service life of the employees.

Under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, Sun Media is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder's equity.

(ii)    Restructuring Charges

In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under US GAAP.

(iii)    Derivative Financial Instruments

Effective January 1, 2001, Sun Media adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (FAS 133). FAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded at fair value.

Sun Media utilizes interest rate and foreign exchange swap agreements to enhance its ability to manage risk relating to cash flow and fair value exposures. Sun Media does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered or the date of transition, Sun Media designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of "comprehensive income" until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "comprehensive income" to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Gains and losses are deferred and recognized in income in the same period and the same financial statement category as the income or expense arising from the corresponding hedged positions.

(iv)    Convertible Obligations

The convertible obligations issued by Sun Media in fiscal 2001 and 2002 are considered to be part of shareholder's equity under Canadian GAAP, and the interest expense thereon, net of taxes, is charged to retained earnings. Under US GAAP, these convertible obligations would be classified as long term debt. The interest expense on the obligations would be charged to earnings. Consequently, under US GAAP the interest would be accounted for as part of operations in the Statement of Cash Flows, whereas interest payments on the convertible obligations are included in financing activities under the Canadian GAAP.

(v)    Comprehensive Income

Comprehensive income is measured in accordance with FAS No. 130, "Reporting Comprehensive Income". This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of translation adjustments on foreign operations, which under Canadian GAAP is recorded as a separate component of shareholder's equity, and the net gain or loss on derivative instruments designated as cash flow hedges, which is currently not recognized under Canadian GAAP.

10.    SUBSEQUENT EVENTS

On November 3, 2003, Sun Media completed the acquisition of the newspaper operations of Annex Publishing & Printing Inc. for cash consideration of approximately $34.0 million, subject to certain purchase equation adjustments. The newspaper operations are located in southern Ontario and include two daily newspapers, one semi-weekly and six weekly publications, two shopping guides, as well as a commercial printing operation.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
Date: November 20, 2003	By:	/s/ KIN-MAN LEE Name: Kin-Man Lee Title: Vice President, Corporate Controller

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Quarterly Report for the Period Ending September 30, 2003 of SUN MEDIA CORPORATION Filed in this Form 6-K
SUN MEDIA CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS THIRD QUARTER 2003
SUN MEDIA CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS THIRD QUARTER 2003
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SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (In thousands of dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of dollars except for share information)
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